

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

<u>Via E-mail</u>
Kent B. Thomas
General Counsel
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027

> **Re: Delek US Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 22, 2013**
> **File No. 001-32868**

Dear Mr. Thomas:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A Filed March 22, 2013</u>

<u>Proposal 4, page 37</u>

1.   We note that you are proposing an amendment to your amended and restated certificate of incorporation to include a provision designating the Court of Chancery of the State of Delaware as the exclusive forum for certain proceedings. It appears that there are pending lawsuits challenging the validity of choice of forum provisions in charter documents. Please disclose that it is possible that a court could rule that the provision that you are proposing to add to your certificate of incorporation is inapplicable or unenforceable.

2.   We also note that your description of this proposal at page 37 includes an exception for any such action in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of the Delaware courts or any such action in which a federal court has assumed exclusive jurisdiction of a proceeding. However, you have not included such an exception in the text of the proposed amendment. Please revise to ensure that your description of the proposed amendment is consistent with the text of the proposed amendment.

Proposal 5, page 39

3.   Exchange Act Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In this regard, we note that it appears that you have combined multiple matters in Proposal 5. Please revise to unbundle Proposal 5 to present in two separate proposals the following matters: (1) the amendment to Article Sixth (regarding the vote required for amendments to the bylaws) and (2) the amendment to Article Sixteenth as it relates to Articles 11 - 13 (regarding the vote required to amend the provisions governing the liability of directors, indemnification and insurance).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Scott W. Bell